April 28, 2008
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549
Attn: Mindy Hooker, Division of Corporation Finance

RE:	Paychex, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2007
Filed July 20, 2007
File #0-11330
Dear Ms. Hooker:
Paychex, Inc. hereby responds to the comments of the Staff of the Securities and Exchange Commission in their letter dated April 3, 2008, with respect to the above-referenced filings. For the convenience of the Staff, the Staff’s comments are set forth below in bold type, followed by our response.
Consolidated Statements of Cash Flows, page 38
•	We note that the net change in client fund deposits is being classified as investing activities on your statement of cash flows. Please explain in detail how this classification of cash received from and paid on behalf of your clients as an investing activity is consistent with SFAS 95. Also, please tell us your consideration for presenting the net increases or decreases in client fund deposits as either an operating cash flow or a financing cash flow.
As part of providing our payroll and human resource ancillary services, funds are collected from clients and later remitted to the applicable tax or regulatory agencies or client employees. We invest these funds during the interim period between collection and remittance, reflected as the funds held for clients asset on our balance sheet. The client fund deposit liability on our balance sheet is the amount of cash we have collected as of the reporting date that is due to be paid out on behalf of our clients. Our operations do not directly generate this cash collected from clients, but rather it is a by-product of providing the ancillary services to our clients. While there is an impact to cash flows due to the timing between when cash is received from our clients and when it is paid out on behalf of clients, these funds are a pass-through and do not result in the determination of net income. In our opinion and for the reasons stated previously, classifying the change in the cash received from and paid on behalf of our clients as an operating activity would mislead the reader as to the actual impact of our direct operations on our cash position. In addition, the cash received and paid on behalf of our clients does not constitute resources obtained from owners of the company, nor is it resources obtained from or paid to creditors, and thus would not be considered a financing activity. While cash received from and paid on behalf of our clients may have aspects of more than one class of cash flows, the predominant source and use of cash flows for this item indicates a classification as an investing activity.

April 28, 2008
If you have any questions, or require additional information, please do not hesitate to contact me at (585) 385-6666.
Sincerely,

/s/ John M. Morphy
John M. Morphy
Senior Vice President,
Chief Financial Officer, and Secretary